UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
(Amendment No.  )1

Stereotaxis, Inc.
(Name of Issuer)

Common Stock, $0.001 Par Value
(Title of Class of Securities)

85916J102
(CUSIP Number)

December 31, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

_______________
1  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 85916J102

1	NAME OF REPORTING PERSON RCG PB, LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 3,464,978 (1)
	6	SHARED VOTING POWER 0 shares
	7	SOLE DISPOSITIVE POWER 3,464,978 (1)
	8	SHARED DISPOSITIVE POWER 0 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,464,978 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.96%
12	TYPE OF REPORTING PERSON CO

(1) Includes 1,547,092 shares of Common Stock currently issuable upon the exercise of certain warrants.  See Item 4(a) for a full description of the Reporting Person’s beneficial ownership.

CUSIP NO. 85916J102

1	NAME OF REPORTING PERSON RAMIUS ENTERPRISE MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 847,494 (1)
	6	SHARED VOTING POWER 0 shares
	7	SOLE DISPOSITIVE POWER 847,494 (1)
	8	SHARED DISPOSITIVE POWER 0 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 847,494 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.00%
12	TYPE OF REPORTING PERSON CO

(1) Includes 429,748 shares of Common Stock currently issuable upon the exercise of certain warrants.  See Item 4(a) for a full description of the Reporting Person’s beneficial ownership.

CUSIP NO. 85916J102

1	NAME OF REPORTING PERSON RAMIUS ADVISORS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 4,312,472 (1)
	6	SHARED VOTING POWER 0 shares
	7	SOLE DISPOSITIVE POWER 4,312,472 (1)
	8	SHARED DISPOSITIVE POWER 0 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,312,472 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.81% (2)
12	TYPE OF REPORTING PERSON IA, OO

(1) Includes 2,148,739 shares of Common Stock currently issuable upon the exercise of certain warrants.  See Item 4(a) for a full description of the Reporting Person’s beneficial ownership.

(2) See Item 4(b).

CUSIP NO. 85916J102

1	NAME OF REPORTING PERSON Ramius LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 4,312,472 (1)
	6	SHARED VOTING POWER 0 shares
	7	SOLE DISPOSITIVE POWER 4,312,472 (1)
	8	SHARED DISPOSITIVE POWER 0 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,312,472 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.81% (2)
12	TYPE OF REPORTING PERSON OO

(1) Includes 2,148,739 shares of Common Stock currently issuable upon the exercise of certain warrants.  See Item 4(a) for a full description of the Reporting Person’s beneficial ownership.

(2) See Item 4(b).

CUSIP NO. 85916J102

1	NAME OF REPORTING PERSON C4S & Co., L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 4,312,472 (1)
	6	SHARED VOTING POWER 0 shares
	7	SOLE DISPOSITIVE POWER 4,312,472 (1)
	8	SHARED DISPOSITIVE POWER 0 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,312,472 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.81% (2)
12	TYPE OF REPORTING PERSON OO

(1) Includes 2,148,739 shares of Common Stock currently issuable upon the exercise of certain warrants.  See Item 4(a) for a full description of the Reporting Person’s beneficial ownership.

(2) See Item 4(b).

CUSIP NO. 85916J102

1	NAME OF REPORTING PERSON Peter A. Cohen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 4,312,472 (1)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 4,312,472 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,312,472 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.81% (2)
12	TYPE OF REPORTING PERSON IN

(1) Includes 2,148,739 shares of Common Stock currently issuable upon the exercise of certain warrants.  See Item 4(a) for a full description of the Reporting Person’s beneficial ownership.

(2) See Item 4(b).

CUSIP NO. 85916J102

1	NAME OF REPORTING PERSON Morgan B. Stark
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 4,312,472 (1)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 4,312,472 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,312,472 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.81% (2)
12	TYPE OF REPORTING PERSON IN

(1) Includes 2,148,739 shares of Common Stock currently issuable upon the exercise of certain warrants.  See Item 4(a) for a full description of the Reporting Person’s beneficial ownership.

(2) See Item 4(b).

CUSIP NO. 85916J102

1	NAME OF REPORTING PERSON Thomas W. Strauss
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 4,312,472 (1)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 4,312,472 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,312,472 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.81% (2)
12	TYPE OF REPORTING PERSON IN

(1) Includes 2,148,739 shares of Common Stock currently issuable upon the exercise of certain warrants.  See Item 4(a) for a full description of the Reporting Person’s beneficial ownership.

(2) See Item 4(b).

CUSIP NO. 85916J102

1	NAME OF REPORTING PERSON Jeffrey M. Solomon
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 4,312,472 (1)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 4,312,472 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,312,472 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.81% (2)
12	TYPE OF REPORTING PERSON IN

(1) Includes 2,148,739 shares of Common Stock currently issuable upon the exercise of certain warrants.  See Item 4(a) for a full description of the Reporting Person’s beneficial ownership.

(2) See Item 4(b).

CUSIP NO. 85916J102

Item 1(a).	Name of Issuer:

Stereotaxis, Inc., a Delaware corporation (the “Issuer”)

Item 1(b).	Address of Issuer's Principal Executive Offices:

4320 Forest Park Avenue
St. Louis, Missouri 63108

Item 2(a).	Name of Person Filing
Item 2(b).	Address of Principal Business Office or, if None, Residence
Item 2(c).	Citizenship

RCG PB, Ltd (“RCG PB”)
c/o Ramius LLC
599 Lexington Avenue, 20th Floor
New York, New York 10022
Citizenship: Cayman Islands

Ramius Enterprise Master Fund Ltd (“Enterprise Master Fund”)
c/o Ramius LLC
599 Lexington Avenue, 20th Floor
New York, New York 10022
Citizenship: Cayman Islands

Ramius Advisors, LLC (“Ramius Advisors”)
c/o Ramius LLC
599 Lexington Avenue, 20th Floor
New York, New York 10022
Citizenship: Delaware

Ramius LLC (“Ramius”)
599 Lexington Avenue, 20th Floor
New York, New York 10022
Citizenship: Delaware

C4S & Co., L.L.C. (“C4S”)
c/o Ramius LLC
599 Lexington Avenue, 20th Floor
New York, New York 10022
Citizenship: Delaware

Peter A. Cohen (“Mr. Cohen”)
c/o Ramius LLC
599 Lexington Avenue, 20th Floor
New York, New York 10022
Citizenship: United States

CUSIP NO. 85916J102

Morgan B. Stark (“Mr. Stark”)
c/o Ramius LLC
599 Lexington Avenue, 20th Floor
New York, New York 10022
Citizenship: United States

Thomas W. Strauss (“Mr. Strauss”)
c/o Ramius LLC
599 Lexington Avenue, 20th Floor
New York, New York 10022
Citizenship: United States

Jeffrey M. Solomon (“Mr. Solomon”)
c/o Ramius LLC
599 Lexington Avenue, 20th Floor
New York, New York 10022
Citizenship: United States

Item 2(d).	Title of Class of Securities:

Common Stock, $0.001 par value (the “Common Stock”)

Item 2(e).	CUSIP Number:

85916J102

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

/x/           Not applicable.

(a)	/ /	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	/ /	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	/ /	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	/ /	Investment company registered under Section 8 of the Investment Company Act.

(e)	/ /	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	/ /	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	/ /	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	/ /	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	/ /	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	/ /	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP NO. 85916J102

Item 4.	Ownership

(a)	Amount beneficially owned:

On December 29, 2008, RCG PB and Enterprise Master Fund entered into a Security Purchase Agreement with the Issuer whereby the Issuer agreed to sell an aggregate of 4,312,472 units (the “Units”) at the negotiated price of $4.18 per Unit with each Unit consisting of (i) one share of Common Stock, (ii) one warrant to purchase 0.75 shares of Common Stock at an exercise price of $5.11 per share (the “Series A Warrant”), (iii) one six-month warrant to purchase 0.90 shares of Common Stock at an exercise price of $4.65 per share (the “Series B Warrant”) and (iv) two warrants to purchase 0.286 shares of Common Stock at an exercise price of $0.001 per share (the “Series C and D Warrants” and together with the Series A Warrant and the Series B Warrant, the “Warrants”), for an aggregate of up to 682,824 shares of Common Stock (the “Offering”).

The Series A Warrants are exercisable on or after the date immediately following the six-month anniversary of their issuance.  The Series C and D Warrants are exercisable under certain conditions depending upon the trading price of the Common Stock during certain periods prior to May 30, 2009.

As of the date hereof, RCG PB may be deemed to beneficially own 3,464,978 shares of Common Stock, including 1,718,991 shares of Common Stock currently issuable upon the exercise of certain Warrants.

As of the date hereof, Enterprise Master Fund may be deemed to beneficially own 847,494 shares of Common Stock, including 429,748 shares of Common Stock currently issuable upon the exercise of certain Warrants.

Ramius Advisors, as the investment advisor of each of RCG PB and Enterprise Master Fund, may be deemed the beneficial owner of (i) 3,464,978 shares of Common Stock beneficially owned by RCG PB and (ii) 847,494 shares of Common Stock beneficially owned by Enterprise Master Fund.

Ramius, as the sole member of Ramius Advisors, may be deemed the beneficial owner of (i) 3,464,978 shares of Common Stock beneficially owned by RCG PB and (ii) 847,494 shares of Common Stock beneficially owned by Enterprise Master Fund.

C4S, as the managing member of Ramius, may be deemed the beneficial owner of (i) 3,464,978 shares of Common Stock beneficially owned by RCG PB and (ii) 847,494 shares of Common Stock beneficially owned by Enterprise Master Fund.

Messrs. Cohen, Stark, Strauss and Solomon, as the sole managing members of C4S, may be deemed the beneficial owner of (i) 3,464,978 shares of Common Stock beneficially owned by RCG PB and (ii) 847,494 shares of Common Stock beneficially owned by Enterprise Master Fund.

CUSIP NO. 85916J102

The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of any shares of Common Stock owned by another Reporting Person.  In addition, each of Ramius Advisors, Ramius, C4S and Messrs. Cohen, Stark, Strauss and Solomon disclaims beneficial ownership of the shares beneficially owned by RCG PB and Enterprise Master Fund and the filing of this statement shall not be construed as an admission that any such person is the beneficial owner of any such securities.

(b)	Percent of class:

Based on 43,951,036 shares of Common Stock outstanding, which consists of 41,802,297 shares of Common Stock outstanding following the Offering, as reported in the Issuer’s Prospectus Supplement filed pursuant to Rule 424(b)(5) of the Securities and Exchange Act, as amended (the “Exchange Act”) with the Securities and Exchange Commission on December 30, 2008, plus an aggregate 2,148,739 shares of Common Stock issuable upon the exercise of certain Warrants beneficially owned by the Reporting Persons.

None of the Warrants may be exercised if, after such exercise, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Exchange Act, more than 4.99% of the number of shares of Common Stock then issued and outstanding (all of the foregoing, the “Blocker”).  Effective March 2, 2009, the Blocker will be increased to 9.81% of the number of shares of Common Stock then issued and outstanding.

As of the date hereof RCG PB, may be deemed to beneficially own approximately 7.96% of the outstanding shares of Common Stock.

As of the date hereof Enterprise Master Fund may be deemed to beneficially own approximately 2.00% of the outstanding shares of Common Stock.

As of the date hereof, each of Ramius Advisors, Ramius, C4S and Messrs. Cohen, Stark, Strauss and Solomon may be deemed to beneficially own 9.81% of the outstanding shares of Common Stock.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

See Cover Pages Items 5-9.

(ii)	Shared power to vote or to direct the vote

See Cover Pages Items 5-9.

(iii)	Sole power to dispose or to direct the disposition of

See Cover Pages Items 5-9.

CUSIP NO. 85916J102

(iv)	Shared power to dispose or to direct the disposition of

See Cover Pages Items 5-9.

Item 5.                    Ownership of Five Percent or Less of a Class.

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary That Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

See Exhibit 99.1.

Item 9.                    Notice of Dissolution of Group.

Not Applicable

Item 10.	Certifications.

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 85916J102

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 12, 2009

RCG PB, LTD By: Ramius Advisors, LLC, its investment advisor RAMIUS ENTERPRISE MASTER FUND LTD By: Ramius Advisors, LLC, its investment manager	RAMIUS ADVISORS, LLC By: Ramius LLC, its managing member RAMIUS LLC By: C4S & Co., L.L.C., as managing member C4S & CO., L.L.C.

By:	/s/ Jeffrey M. Solomon
	Name:	Jeffrey M. Solomon
	Title:	Authorized Signatory

JEFFREY M. SOLOMON

/s/ Jeffrey M. Solomon
Individually and as attorney-in-fact for Peter A. Cohen, Morgan B. Stark and Thomas W. Strauss